Exhibit 99.1
THIRD QUARTER REPORT September 30, 2006
Dear Shareholders:
Net income for the three months ended September 30, 2006 was $35 million or $0.14 per diluted share, compared with $33 million or $0.14 per diluted share during the same period in 2005.
Funds from operations for the three months ended September 30, 2006, totaled $109 million or $0.46 per diluted share, up from $97 million or $0.41 per diluted share during the same period in 2005.
Net income for the nine months ended September 30, 2006 was $114 million or $0.48 per diluted share, compared with $117 million or $0.49 per diluted share during the same period in 2005. The 2006 results included a one-time non-cash adjustment for a change in the Canadian corporate tax rate of approximately C$18 million or $0.07 per diluted share. Prior to this adjustment, net income was $130 million or $0.55 per diluted share.
For the nine months ended September 30, 2006, funds from operations totaled $318 million or $1.35 per diluted share, up from $297 million or $1.26 per diluted share during the same period in 2005. Funds from operations and gains for the nine months ended September 30, 2006 was $362 million or $1.54 per diluted share.
Commercial property net operating income, including fees, for the third quarter of 2006 was $182 million, up from $160 million for the third quarter of 2005. Commercial property net operating income for the nine months ended September 30, 2006 was $533 million, up from $488 million for the same period in 2005.
Residential development operations contributed $37 million of net operating income in the third quarter of 2006, up from $24 million in the third quarter of 2005. Residential development operations contributed $93 million of net operating income in the first nine months of 2006, up from $61 million in the same period of 2005.
SIGNIFICANT EVENTS OF THE THIRD QUARTER
Completed the acquisition of Trizec in a $7.2 billion transaction subsequent to quarter-end. Holders of shares of Trizec Properties’ common stock received $29.0209 in cash per share from Brookfield Properties and a joint venture private equity partner. The outstanding shares of Trizec Canada were acquired for US$30.9809 per share. The portfolio, acquired in Brookfield Properties’ U.S. office fund and with the joint venture partner, consists of approximately 26 million square feet in New York, Washington, D.C., Los Angeles and Houston. These markets are consistent with Brookfield Properties’ strategy to invest in cities with strong financial services, government and energy sector tenants.
Acquired the 1.2 million square foot Four Allen Center, Houston, in Brookfield Properties’ U.S. office fund and with the joint venture partner for $120 million, and leased the entire building to Chevron. The acquisition was fully financed with a seven-year, interest-only 5.77% coupon mortgage. Brookfield Properties is now the largest office property owner in downtown Houston with 7.4 million square feet of premier assets.
Financed 53 State Street and One Bethesda Center. 53 State Street, Boston, was refinanced for $280 million with a 10-year, interest-only 5.96% coupon. One Bethesda Center, Bethesda, Maryland, was financed for $53 million with a 10-year, interest-only 5.66% coupon. These recourse-only financings were an increase of $124 million over current debt on the properties.

OPERATING HIGHLIGHTS
After leasing 1.2 million square feet, and an additional 1.3 million square feet in development properties, Brookfield Properties’ leasing for the third quarter totaled 2.5 million square feet. The company’s year-to-date leasing totaled 4.8 million square feet, over three times the amount contractually expiring. Brookfield Properties’ portfolio-wide occupancy rate finished the third quarter at 96%, up 110 basis points from the prior quarter and up 200 basis points from the third quarter of 2005. Highlights include:
New York
•	Twenty-year expansion with Willis of New York Inc. for 201,000 square feet at One World Financial Center

•	Ten-year renewal and expansion with Major League Baseball for 148,000 square feet at 245 Park Avenue

•	Twenty-year expansion with Royal Alliance Associates for 80,000 square feet at One World Financial Center

•	Ten-year lease with Empire Health Choice for 51,000 square feet at One Liberty Plaza
Toronto
•	Ten-year lease for 44,000 square feet with Halcrow Yolles at Queen’s Quay Terminal

•	Five and a half year lease for 43,000 square feet with University Health Network at Atrium on Bay

•	Two-year renewal for 43,000 square feet with Bennett Jones at First Canadian Place
Development
•	In addition to a 1.2 million square foot lease with Chevron at Four Allen Center, Houston, Brookfield Properties signed a ten-year lease for 130,000 square feet with Compton Petroleum Corp., relocating from Fifth Avenue Place to the new Bankers Court development in Calgary
Brookfield Properties’ residential development operations contributed $37 million of net operating income in the third quarter of 2006, and a total of $93 million of net operating income for the first nine months of 2006, outperforming 2005 by 54% for the third quarter and 52% for the first nine months of the year. Fueled primarily by the demand in Calgary and Edmonton, residential development operations are on pace to outperform last year’s record results.
OUTLOOK
Following the successful closing of Trizec, we are focused on the asset management of our newly-acquired properties with the goal of surfacing value. We are pleased to have expanded into two new markets, Houston and downtown Los Angeles, and to have added a number of prestigious firms to our already-strong tenant roster.

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO
November 2, 2006

2	Q3/2006 Interim Report

Portfolio by City
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. At September 30, 2006, our portfolio comprised 58 commercial properties totaling 47 million square feet and 12 development properties totaling 9.8 million square feet in the downtown cores of New York, Boston, Washington, D.C., Denver, Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in Manhattan, and BCE Place in Toronto.
United States

								Brookfield
							Effective	Properties’
	Number					Leasable	Ownership	Effective
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

New York
World Financial Center
One	1	98.0	1,520	50	58	1,628	100	1,628
Two	1	100.0	2,455	36	—	2,491	100	2,491
Three	1	79.0	1,179	—	53	1,232	100	1,232
Four	1	100.0	1,711	43	48	1,802	51	918
Retail		71.1	—	171	122	293	100	293
One Liberty Plaza	1	97.3	2,194	20	—	2,214	100	2,214
245 Park Avenue	1	99.5	1,630	62	—	1,692	51	863
300 Madison Avenue	1	100.0	1,089	5	—	1,094	100	1,094
Development
401 West 31st Street	1	—	2,500	—	—	2,500	100	2,500

	8	96.7	14,278	387	281	14,946		13,233

Boston
53 State Street	1	86.9	1,091	29	41	1,161	51	592
75 State Street	1	100.0	742	25	235	1,002	51	511

	2	92.2	1,833	54	276	2,163		1,103

Washington, D.C.
1625 Eye Street	1	96.4	374	12	185	571	100	571
701 9th Street	1	100.0	340	24	183	547	100	547
Potomac Tower	1	100.0	236	—	203	439	100	439
One Bethesda Center	1	100.0	151	17	—	168	100	168
601 & 701 South 12th Street	2	100.0	540	—	—	540	100	540
Development
77 K Street	1	—	322	—	—	322	50	161

	7	99.2	1,963	53	571	2,587		2,426

Houston
Development
Four Allen Center	1	—	1,267	—	—	1,267	100	1,267

	1		1,267			1,267		1,267

Denver
Republic Plaza
Office	1	89.5	1,247	45	503	1,795	100	1,795
Development	2	—	1,300	—	—	1,300	100	1,300

	3	89.5	2,547	45	503	3,095		3,095

Minneapolis
33 South Sixth Street	2	88.6	1,082	370	325	1,777	100	1,777
Dain Plaza	2	89.3	593	442	196	1,231	100	1,231

	4	88.8	1,675	812	521	3,008		3,008

Subtotal United States	25	95.0	23,563	1,351	2,152	27,066		24,132

Brookfield Properties Corporation	3

Canada

								Brookfield
							Effective	Properties’
	Number					Leasable	Ownership	Effective
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

Toronto
BCE Place
Bay Wellington Tower	1	95.2	1,299	41	—	1,340	100	1,340
TD Canada Trust Tower	1	99.2	1,126	17	—	1,143	50	572
Retail and parking	1	99.9	—	114	689	803	70	563
22 Front Street	1	99.2	137	8	—	145	100	145
First Canadian Place	1	95.6	2,380	231	170	2,781	25	695
Exchange Tower	1	95.2	963	66	131	1,160	50	580
105 Adelaide	1	100.0	177	7	49	233	100	233
Atrium on Bay	1	84.4	914	137	190	1,241	50	621
Hudson Bay Centre	1	91.3	536	261	295	1,092	100	1,092
2 Queen St. E	1	98.6	448	16	81	545	25	136
Queen’s Quay Terminal	1	100.0	428	75	—	503	100	503
151 Yonge St.	1	96.8	289	10	72	371	25	93
18 King St. E	1	98.1	219	10	23	252	25	63
2 St. Clair Ave. W	1	92.2	220	12	68	300	25	75
HSBC Building	1	100.0	188	6	31	225	100	225
40 St. Clair Ave. W	1	96.6	117	5	27	149	25	37
Developments
Bay Adelaide Centre	3	—	2,600	—	—	2,600	100	2,600
BCE Place III	1	—	800	—	—	800	65	520

	20	95.1	12,841	1,016	1,826	15,683		10,093

Calgary
Bankers Hall	3	98.9	1,943	225	525	2,693	50	1,347
Petro Canada Centre	2	100.0	1,707	25	220	1,952	50	976
5th Avenue Place	2	99.9	1,428	49	206	1,683	50	842
Gulf Canada Square	1	99.3	1,052	73	20	1,145	25	286
Altius Centre	1	100.0	303	3	71	377	25	94
Development
Bankers Court	2	—	500	—	—	500	50	250

	11	99.5	6,933	375	1,042	8,350		3,795

Ottawa
Place de Ville I	2	98.9	569	18	502	1,089	25	272
Place de Ville II	2	98.5	591	19	433	1,043	25	261
Jean Edmonds Towers	2	100.0	540	13	95	648	25	162
2204 Walkley	1	100.0	104	—	—	104	25	26
2200 Walkley	1	100.0	55	—	—	55	25	14
Development
Place de Ville III	1	—	500	—	—	500	25	125

	9	99.2	2,359	50	1,030	3,439		860

Other Commercial
Royal Centre, Vancouver	1	94.9	493	95	265	853	100	853
Canadian Western Bank, Edmonton	1	97.4	370	35	91	496	25	124
Enbridge Tower, Edmonton	1	100.0	178	4	30	212	25	53
4342 Queen Street, Niagara Falls	1	82.9	149	—	60	209	25	52
Other	1	96.0	71	3	—	74	100	74

	5	95.1	1,261	137	446	1,844		1,156

Subtotal Canada	45	97.0	23,394	1,578	4,344	29,316		15,904

Total portfolio	70	96.0	46,957	2,929	6,496	56,382		40,036

Less: non-controlling interests								(2,248)

Brookfield’s net effective ownership interest								37,788

4	Q3/2006 Interim Report

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	6

PART II – FINANCIAL STATEMENT ANALYSIS	10

PART III – RISKS AND UNCERTAINTIES	29

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	34
FORWARD-LOOKING STATEMENTS
This interim report to shareholders, particularly the “Business Environment and Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Properties Corporation	5

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2006 includes material information up to November 2, 2006. The financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$”.
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) during the three and nine month periods ended September 30 of the past two years as well as our financial position and future prospects. It should be read in conjunction with the unaudited consolidated interim financial statements and appended notes which begin on page 36 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. We use net operating income and funds from operations to assess the operating results of the company, as net operating income is an important measure in assessing operating performance and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income on page 22 and a full reconciliation from net income to funds from operations on page 21. Net operating income and funds from operations are both non-GAAP measures which do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. Additional information, including our Annual Report and Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. At September 30, 2006, the book value of Brookfield Properties’ assets was $10.5 billion. During the three months ended September 30, 2006 we generated $35 million of net income ($0.14 per share) and $109 million of funds from operations ($0.46 per share). During the nine months ended September 30, 2006, we generated $114 million of net income ($0.35 per share) and $318 million of funds from operations ($1.35 per share). Including the gain of $44 million in 2006, funds from operations was $362 million ($1.54 per share) for the nine months ended September 30, 2006.
FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2006	2005	2006	2005

Total revenue	$428	$373	$1,243	$1,060
Net income	35	33	114	117
Net income per share — basic	0.14	0.14	0.48	0.50
Net income per share — diluted	0.14	0.14	0.48	0.49
Funds from operations	109	97	318	297
Funds from operations per share — diluted	0.46	0.41	1.35	1.26

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Total assets	$10,491	$9,513
Commercial properties	7,844	7,430
Commercial property debt	5,924	5,216
Shareholders’ equity	1,926	1,943

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning, pro-actively managing and developing premier properties in supply-constrained, high-growth markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. At September 30, 2006, our portfolio consisted of 58 commercial properties totaling 47 million square feet and 12 development properties totaling 9.8 million

6	Q3/2006 Interim Report

square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Denver, Toronto, Calgary and Ottawa.
The following table summarizes our investment by market:

			Brookfield
		Leasable	Properties’			Net Book
	Number of	Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)	(Millions)

New York, New York(1)	7	12,446	10,733	$3,826	$3,228	$598
Boston, Massachusetts	2	2,163	1,103	346	228	118
Washington, D.C.	6	2,265	2,265	682	504	178
Toronto, Ontario	16	12,283	6,973	1,525	762	763
Calgary, Alberta	9	7,850	3,545	557	391	166
Ottawa, Ontario	8	2,939	735	97	48	49
Denver, Colorado	1	1,795	1,795	265	169	96
Minneapolis, Minnesota	4	3,008	3,008	426	178	248
Other	5	1,844	1,156	120	64	56

	58	46,593	31,313	$7,844	$5,572	$2,272
Office development sites	12	9,789	8,723	437	352	85

Total	70	56,382	40,036	$8,281	$5,924	$2,357

(1)	Includes corporate debt of $608 million
We intend to continue our strategy of concentrating operations within a select number of supply-constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, Government of Canada, Bank of Montreal, JPMorgan Chase, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil. A detailed list of major tenants is included in Part III of this MD&A which deals with “Risks and Uncertainties” commencing on page 29.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration of their leases, and while each market is different, the majority of our leases, when signed, extend between 10 and 20-year terms. As a result of this strategy, approximately 5% of our leases mature annually.
Following is the breakdown of lease maturities by market with associated expiring rental rates:

				New York/Boston/			Toronto/Calgary/			Denver/Minneapolis/
	Total Portfolio			Washington, D. C.			Ottawa			Other
			Net			Net			Net			Net
			Rate			Rate			Rate			Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$

Currently available	1,600	4.0		557	3.5		562	2.9		481	9.3
Remainder 2006	190	0.5	$14	6	—	$41	141	0.7	$15	43	0.8	$6
2007	906	2.3	17	135	0.9	21	565	2.9	18	206	4.0	13
2008	2,892	7.2	15	531	3.4	24	1,878	9.8	13	483	9.3	12
2009	1,963	4.9	16	205	1.3	26	1,418	7.4	16	340	6.6	7
2010	2,982	7.4	25	698	4.4	38	1,939	10.1	22	345	6.7	10
2011	3,210	8.0	25	628	4.0	42	2,336	12.2	18	246	4.8	14
2012	2,122	5.3	20	551	3.5	17	1,281	6.7	22	290	5.6	17
2013 & beyond	24,232	60.4	29	12,435	79.0	38	9,054	47.3	19	2,743	52.9	12
Parking	6,496	—	—	1,128	—	—	3,898	—	—	1,470	—	—

	46,593	100.0	$25	16,874	100.0	$36	23,072	100.0	$19	6,647	100.0	$12

Weighted average market net rent			$28			$38			$22			$15

Brookfield Properties Corporation	7

COMMERCIAL DEVELOPMENT
We hold interests in approximately ten million square feet of high-quality, centrally-located development sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when significant pre-leasing targets with one or more lead tenants have been achieved. As the economy rebounds, continued supply constraints should create opportunities for us to enhance value through the development of these assets.
The following table summarizes our commercial development projects at September 30, 2006:

		Number	Number
	Location	of Sites	of properties	Ownership	Sq. Ft.

New York, New York 401 West 31st St.	Ninth Avenue across from Moynihan Train Station	1	1	100%	2,500,000

Washington, D.C. 77 K St.	Adjacent to Union Station	1	1	50%	322,000

Houston, Texas Four Allen Center(1)	1400 Smith Street	1	1	100%	1,267,000

Toronto, Ontario Bay Adelaide Centre	Bay and Adelaide Streets	1	3	100%	2,600,000
BCE Place III	Third phase of BCE Place project	1	1	65%	800,000

Calgary, Alberta Bankers Court	East and West Parkades adjacent to Bankers Hall	1	2	50%	500,000

Ottawa, Ontario Place de Ville III	Third phase of Place de Ville project	1	1	25%	500,000

Denver, Colorado 425 15th St.	One block from Republic Plaza	1	1	100%	800,000
Tremont Garage	One block from Republic Plaza	1	1	100%	500,000

Total		9	12		9,789,000

(1)	Property is currently under re-development. 100% of building has been leased to Chevron, who will move into the building once re-development is complete
Residential Development
We develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. Through these units we also build and sell homes. Operations are currently focused in four markets: Alberta, Ontario, Colorado and Texas.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential and development business into three categories, land held for development, land under development and housing inventory. Land held for development includes costs of acquiring land as well as general infrastructure costs to service the land within a community that is not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development which includes all underlying costs that are attributable to the phase of saleable lots, including the underlying land, roads and parks. Included in housing inventory are construction costs.

Q3/2006 Interim Report

The following table summarizes our residential development inventory at September 30, 2006:

	Under Development		Housing Inventory		Held for Development
		Book Value		Book Value	Estimated	Book Value
	Number of Lots	(Millions)	Number of Units	(Millions)	Number of Lots	(Millions)

Alberta	3,782	$213	563	$29	30,476	$205
Ontario	350	3	334	41	8,435	48
Colorado	1,395	39	—	—	5,196	67
Texas	157	5	—	—	3,581	25

Total	5,684	$260	897	$70	47,688	$345

Brookfield Properties Corporation

PART II – FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $10.5 billion at September 30, 2006 compared with $9.5 billion at December 31, 2005. The increase is primarily attributable to the acquisition of three properties in the greater Washington, D.C. area and one property in Houston, as well as the continued expansion of our residential land development operations. The following is a summary of our assets:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Commercial properties	$7,844	$7,430
Development properties	1,112	615
Receivables and other	1,014	955
Restricted cash and deposits	398	316
Cash and cash equivalents	123	64
Marketable securities	—	58
Assets held for sale	—	75

Total	$10,491	$9,513

COMMERCIAL PROPERTIES
Commercial properties (including assets held for sale) increased to $7,844 at September 30, 2006 from $7,505 at December 31, 2005 due to the acquisitions of One Bethesda and 601 & 701 South 12th Street in the greater Washington, D.C area in the first and second quarter of 2006, respectively, as well as the purchase of the remaining 75% interest in Hudson’s Bay Centre in Toronto in the second quarter of 2006. These increases were offset by the disposition of the Trade Center in Denver in the first quarter of 2006 and the sale of eight of the properties from the O&Y portfolio in the second quarter of 2006.
The consolidated carrying value of our North American properties is approximately $251 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’
	Leasable Area	Owned Interest	Sept. 30, 2006	Dec. 31, 2005(1)
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)

New York, New York	12,446	10,733	$3,826	$3,824
Boston, Massachusetts	2,163	1,103	346	325
Washington, D.C.	2,265	2,265	682	395
Toronto, Ontario	12,283	6,973	1,525	1,399
Calgary, Alberta	7,850	3,545	557	570
Ottawa, Ontario	2,939	735	97	100
Denver, Colorado	1,795	1,795	265	344
Minneapolis, Minnesota	3,008	3,008	426	429
Other	1,844	1,156	120	119

Total	46,593	31,313	$7,844	$7,505

(1)	Includes $75 million of assets held for sale at December 31, 2005
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs during the three and nine months ended September 30, 2006 totaled $16 million and $54 million, respectively, compared with the $22 million and $103 million expended during the same periods in 2005. The decrease was a result of tenant improvements incurred on the lease-up of space at Three World Financial Center in 2005.

Q3/2006 Interim Report

Tenant installation costs are summarized as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Leasing commissions	$10	$4	$20	$10
Tenant improvements	6	18	34	93

Total	$16	$22	$54	$103

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Due to the relatively recent construction and major renovation of our core properties, as well as high-quality construction standards, our recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures for the three and nine months ended September 30, 2006 totaled $5 million and $14 million, respectively, compared with $6 million and $13 million during the same periods in 2005. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.
Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to extend the service life of an asset.
The details of our capital expenditures are summarized as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Revenue enhancing	$3	$4	$6	$9
Non-revenue enhancing	2	2	8	4

Total	$5	$6	$14	$13

ASSETS HELD FOR SALE
In the fourth quarter of 2005, the World Trade Center Denver (“WTD”) met the criteria for being classified as held for sale. As a result, the 2005 comparative balance sheet includes $75 million of assets and $51 million of liabilities as held for sale in connection with this property. The disposition of WTD was completed in January 2006.
In the second quarter of 2006, we sold eight of our assets that were purchased in the O&Y portfolio in the fourth quarter of 2005. The results of operations of these properties, as well as WTD and the Colorado State Bank Building (which was sold in the fourth quarter of 2005) have been classified as discontinued operations on our consolidated statement of income. Refer to page 27 for further details.
DEVELOPMENT PROPERTIES
Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in our residential development business. The total book value of this development land and infrastructure was $1,112 million at September 30, 2006, an increase of $497 million from $615 million at December 31, 2005. The increase is primarily attributable to the expansion of our residential development business as well as the acquisitions of Four Allen Center in Houston and 77 K Street in Washington, D.C. in the third quarter of 2006 and the commencement of development on Bay Adelaide Centre in Toronto.
The components of our development properties are as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Commercial developments	$437	$224
Residential development	675	391

Total	$1,112	$615

Brookfield Properties Corporation

Commercial developments
The details of the commercial development property portfolio are as follows:

(Millions, except square feet)	Buildable Sq. Ft.	Sept. 30, 2006	Dec. 31, 2005

Bay Adelaide Centre, Toronto	2,600,000	$251	$191
Four Allen Center, Houston	1,267,000	120	—
Other:
401 West 31st Street, New York	2,500,000
77 K Street, Washington, D.C.	322,000
BCE Place III, Toronto	800,000
Bankers Court, Calgary	500,000
Place de Ville III, Ottawa	500,000
425 15th Street, Denver	800,000
Tremont Garage, Denver	500,000

	7,189,000	66	33

Total	9,789,000	$437	$224

Although we are not a speculative developer, we are a full-service real estate company with in-house development expertise. With approximately 9.8 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns are adequate and significant pre-leasing of space has been achieved. The following took place during the third quarter of 2006:
•	In July, 2006, we acquired 50% of a Capitol Hill development site, 77 K Street, NE in Washington, D.C., for $15 million in a joint venture agreement with ING Clarion. Construction on the 322,000 square foot building is scheduled to commence in the fall of 2006.

•	In September, 2006, we acquired 100% of Four Allen Center, a 1,267,000 square foot building located at 1400 Smith Street in downtown Houston for $120 million. Re-development is expected to commence during the fourth quarter. On closing, the building was 100% leased to Chevron U.S.A., Inc. (“Chevron”), a subsidiary of Chevron Corporation. Chevron is expected to move into the building once construction is complete sometime in late 2007.

•	We began development on Phase I of our Bay Adelaide Centre project in Toronto and announced the commencement of development on our Bankers Court project in Calgary.
The details of our development and redevelopment expenditures on commercial development properties are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Construction costs	$21	$9	$23	$23
Interest capitalized	6	3	15	11
Property taxes and other	3	—	6	4

Total	$30	$12	$44	$38

Residential development
Our land development operations are primarily focused in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado; and Austin, Texas. The book value of these investments at September 30, 2006 was $675 million, compared with $391 million at the end of 2005. The increase was attributable to additional land acquisitions and increased work in progress on costs incurred during the year offset by residential inventory sold.
The details of our residential development property portfolio are as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Under development	$260	$120
Housing inventory	70	46
Held for development	345	225

Total	$675	$391

12	Q3/2006 Interim Report

The details of the residential development land under development, housing inventory and held for development are as follows:

	Number of Lots		Book Value (Millions)
			Sept. 30,
Under Development	Sept. 30, 2006	Dec. 31, 2005	2006	Dec. 31, 2005

Alberta	3,782	2,348	$213	$90
Ontario	350	269	3	9
Colorado	1,395	729	39	19
Texas and other	157	158	5	2

Total	5,684	3,504	$260	$120

	Number of Units		Book Value (Millions)
			Sept. 30,
Housing Inventory	Sept. 30, 2006	Dec. 31, 2005	2006	Dec. 31, 2005

Alberta	563	365	$29	$23
Ontario	334	228	41	23

Total	897	593	$70	$46

	Estimated Number of Lots		Number of Acres		Book Value (Millions)
Held for Development	Sept. 30, 2006	Dec. 31, 2005	Sept. 30, 2006	Dec. 31, 2005	Sept. 30, 2006	Dec. 31, 2005

Alberta	30,476	24,943	4,840	4,428	$205	$156
Ontario	8,435	6,983	1,687	1,364	48	39
Colorado	5,196	2,931	1,551	548	67	23
Texas and other	3,581	1,859	828	541	25	7

Total	47,688	36,716	8,906	6,881	$345	$225

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased 6% to $1,014 million at September 30, 2006 from $955 million at December 31, 2005 primarily due to the value of intangible assets acquired with commercial properties and the expansion of our land and housing business. In September 2003, the CICA issued EIC 140 “Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination” in which the Emerging Issues Committee of the CICA concluded that an enterprise that acquires real estate should allocate a portion of the purchase price to in-place operating leases, based on their fair value that the enterprise acquires in connection with the real estate property. Accordingly, we assessed the fair value of acquired intangible assets and liabilities, including tenant improvements, above- and below-market leases, origination costs, and other identified intangible assets and assumed liabilities, and have allocated $164 million (December 31, 2005 — $125 million) to tenant relationships and above market leases in connection with acquisitions since September 2003, including the O&Y acquisition and the recent acquisitions in the greater Washington, D.C. area.
The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Receivables	$378	$371
Real estate mortgages	87	86
Residential receivables and other assets	218	219
Intangible assets	164	125
Prepaid expenses and other assets	167	154

Total	$1,014	$955

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits increased to $398 million from $316 million in 2005. The increase is primarily a result of $120 million related to an escrow account set up with the acquisition of Four Allen Center in Houston in the third quarter of 2006, offset by the reinvestment of restricted cash held in a depository account that was used in the purchase of 601 & 701 South 12th Street into our Washington, D.C. portfolio. Included in restricted cash and deposits is $252 million (December 31, 2005 — $256 million) of short-term government securities held in a trust account to match interest and principal payments of the $246 million mortgage on One Liberty Plaza maturing in 2007.

Brookfield Properties Corporation	13

CASH AND MARKETABLE SECURITIES
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities, which contribute investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines. These funds are invested in short-term marketable securities.
As at September 30, 2006, cash balances increased to $123 million from $64 million at December 31, 2005 as marketable securities of $58 million were disposed of for the acquisition of the remaining 75% interest in Hudson’s Bay Centre which closed in the second quarter of 2006.
Cash and cash equivalents included $31 million of short-term deposits at September 30, 2006 (December 31, 2005 — nil).
LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $10.5 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ are as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Liabilities
Commercial property debt	$5,924	$5,216
Accounts payable and other liabilities	831	626
Future income tax liability	262	188
Liabilities related to assets held for sale	—	51
Capital securities	1,137	1,101
Non-controlling interests	70	59
Preferred equity — subsidiaries	341	329
Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	1,881	1,898

Total	$10,491	$9,513

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $5.9 billion at September 30, 2006, compared with $5.2 billion at December 31, 2005. The increase is due to additional corporate borrowing as well as new property debt on 601 & 701 South 12th Street, Hudson’s Bay Centre, One Bethesda, Four Allen Center and refinancing of 53 State Street, offset by principal amortization. Commercial property debt at September 30, 2006 had an average interest rate of 6.4% and an average term to maturity of nine years. Predominantly all of our commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.
Our bank credit facility is in the form of a three-year revolving facility totaling $350 million. The facility has a floating interest rate of LIBOR + 110 basis points and was drawn in the amount of $325 million as at September 30, 2006 (December 31, 2005 — $274 million).
As at September 30, 2006, we had approximately $439 million (December 31, 2005 — $397 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates. The composition of this debt is as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Line of credit	$83	$50
Property specific debt	177	175
Class AAA series E capital securities	179	172

Total	$439	$397

Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense, totaled $9 million and $21 million for the three and nine months ended September 30, 2006, respectively, compared to $3 million and $8 million for the same periods in 2005, and was recorded at the exchange amount.

14	Q3/2006 Interim Report

The details of commercial property debt at September 30, 2006 are as follows:

				Brookfield
				Properties’
		Interest	Maturity	Proportionate
Commercial Property	Location	Rate %	Date	Share (Millions)	Mortgage Details

Atrium on Bay	Toronto	5.48	2006	$36	Non-recourse, floating rate
One Liberty Plaza(1)	New York	6.98	2007	242	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.86	2007	109	Non-recourse, fixed rate
Hudson’s Bay Centre	Toronto	5.63	2008	67	Non-recourse, floating rate
Petro-Canada Centre	Calgary	6.43	2008	115	Non-recourse, fixed rate
One World Financial Center	New York	6.33	2009	300	Recourse, floating rate
First Canadian Place	Toronto	8.06	2009	63	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	240	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	402	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	67	Non-recourse, fixed rate
Potomac Tower	Washington	4.72	2011	75	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	58	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	618	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	315	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	314	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	159	Non-recourse, fixed rate
601 South 12th Street	Washington	5.42	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington	5.42	2013	43	Non-recourse, fixed rate
Four Allen Center	Houston	5.77	2013	240	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	169	Non-recourse, fixed rate
1625 Eye Street	Washington	6.00	2014	128	Non-recourse, fixed rate
53 State Street	Boston	5.96	2016	143	Non-recourse, fixed rate
One Bethesda	Washington	5.66	2016	53	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	45	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	96	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	82	Non-recourse, fixed rate
701 9th Street	Washington	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	86	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	399	Non-recourse, fixed rate
300 Madison Avenue	New York	4.55	2012	101	Non-recourse, floating rate
Corporate credit facilities	—			608	Recourse, floating rate
O&Y portfolio debt	—			145	Various terms
Development and other debt	—			201	Various terms

Total		6.40%		$5,924

(1)	Included in restricted cash and deposits is $252 of securities to match interest and principal payments on this commercial property debt
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted
				Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Sept. 30, 2006

Remainder 2006	$49	$108	$157	4.7%
2007	217	422	639	6.9%
2008	261	380	641	6.4%
2009	225	663	888	6.5%
2010	183	4	187	6.5%
2011 and thereafter	—	3,412	3,412	6.3%

Total	$935	$4,989	$5,924	6.4%

Brookfield Properties Corporation	15

The most significant maturity in the next five years is the floating-rate recourse mortgage which was placed on One World Financial Center in 2003, and refinanced in 2005, in order to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs. We expect to refinance this facility in the future with long-term, fixed-rate debt.
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years:

		Payments Due By Period
		Less Than
(Millions)	Total	One Year	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$5,924	$157	$1,280	$1,075	$3,412
Residential development debt	220	169	40	11	—
Capital securities(1)	958	—	—	178	780
Interest expense(2)
Commercial property debt	2,458	286	590	471	1,111
Capital securities(1)	404	13	156	95	140

(1)	Excludes Class AAA Series E, as these are retractable at the holder’s option or redeemable at our option at any time

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
Additionally, we have properties situated on land held under leases or other agreements largely expiring on or before the year 2069. Minimum rental payments on land leases are approximately $27 million annually for the next five years and $1,134 million in total on an undiscounted basis.
CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS
We conduct our operations through entities that are fully or proportionately consolidated in the financial statements except for our investment in Brookfield LePage Johnson Controls and a 25% investment in a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnification and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 18 to the consolidated interim financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $831 million at September 30, 2006, compared with $626 million at December 31, 2005. The increase is partially due to new land development debt, which totaled $220 million at September 30, 2006 compared with $158 million at December 31, 2005. This financing is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 6.0% September 30, 2006 (2005 — 5.0%). The balance of the change is due to additional accrued interest as a result of higher debt balances.
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Accounts payable and accrued liabilities	$349	$227
Residential payables and accrued liabilities	117	115
Land development debt	220	158
Intangible liabilities	145	126

Total	$831	$626

16	Q3/2006 Interim Report

FUTURE INCOME TAXES
At September 30, 2006, we had a future income tax liability of $262 million compared to $188 million at December 31, 2005, an increase of $74 million, primarily reflecting the utilization of tax losses and a change in Canadian tax legislation in 2006.

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Future income tax liabilities related to difference in tax and book basis, net	$596	$541
Future income tax assets related to non-capital losses and capital losses	(334)	(353)

Total	$262	$188

CAPITAL SECURITIES
Pursuant to the CICA Handbook section “Financial Instruments — Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “capital securities.”
We have the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2006	Dec. 31, 2005

Class AAA Series E	8,000,000	70% of bank prime	$179	$172
Class AAA Series F	8,000,000	6.00%	179	172
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	179	173
Class AAA Series I	8,000,000	5.20%	179	172
Class AAA Series J	8,000,000	5.00%	179	172
Class AAA Series K	6,000,000	5.20%	132	130

Total			$1,137	$1,101

For redemption dates, refer to Note 11 of the consolidated interim financial statements
NON-CONTROLLING INTERESTS
In addition to our 100% owned subsidiaries, we substantially conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than BCE Place in Toronto and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our interests in our New York, Boston and Washington, D.C. assets.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Sept. 30, 2006	Dec. 31, 2005

Common shares of BPO Properties	11.0%	$58	$47
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$70	$59

PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $341 million of preferred equity outstanding at September 30, 2006 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interests expense.

Brookfield Properties Corporation	17

The following table details the preferred shares issued by our subsidiaries:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Sept. 30, 2006	Dec. 31, 2005

BPO Properties
	1,805,489	Series G	70% of bank prime	$40	$39
	3,816,527	Series J	70% of bank prime	85	82
	300	Series K	30-day BA + 0.4%	134	129
	2,847,711	Series M	70% of bank prime	64	62
	800,000	Series N	30-day BA + 0.4%	18	17

Total				$341	$329

During the three and nine months ended September 30, 2006, dividends of $3 million and $10 million, respectively, were paid on preferred shares issued by our subsidiaries, compared with $3 million and $7 million during the same periods in 2005.
PREFERRED EQUITY — CORPORATE
At September 30, 2006 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2006	Dec. 31, 2005

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our Annual Information Form.
During the three and nine months ended September 30, 2006, we paid preferred dividends of $1 million and $2 million, respectively, compared with $1 million and $2 million during the same periods in 2005.
COMMON EQUITY
As at September 30, 2006, we had 231,424,947 issued and outstanding common shares. On a diluted basis, we had 236,412,364 common shares outstanding, calculated as follows:

	Sept. 30, 2006	Dec. 31, 2005

Common shares outstanding	231,424,947	231,209,625
Unexercised options	4,987,417	4,641,961

Common shares outstanding — diluted(1)	236,412,364	235,851,586

Common shares repurchased	—	2,693,500

(1)	Includes all potential common shares at September 30, 2006 and December 31, 2005
The diluted book value per common share at September 30, 2006 was $8.15, as compared to $8.35 at December 31, 2005. While we repurchased no common shares during the three or nine months ended September 30, 2006, since the inception of the normal course issuer bid in 1999, we have repurchased approximately 21 million shares at an average price of $14.97 per share on a post-split adjusted basis.
At September 30, 2006, the book value of our common equity was $1.9 billion, compared with a market equity capitalization of approximately $8.2 billion, calculated as total common shares outstanding multiplied by $35.32, the closing price per common share on the New York Stock Exchange on September 29, 2006.

18	Q3/2006 Interim Report

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders.
Contractual rent is the primary driver of cashflow from operating activities, which represents the primary source of liquidity to fund debt service, dividend payments and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by our properties to service these obligations. We seek to increase income from our existing properties by maintaining quality standards, which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover, and controlling operating expenses. Other sources of revenue include third-party fees generated by our real estate management, leasing and development businesses. In addition, our tax status as a corporation and substantial tax loss pools allow us to reinvest and retain cash generated by our operations without incurring cash taxes.
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured up to 70% loan-to-appraised value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Brookfield Properties Corporation	19

OPERATING RESULTS
NET INCOME
Our net income for the three and nine months ended September 30, 2006 was $35 million ($0.14 per diluted share) and $114 million ($0.48 per diluted share), respectively, compared to $33 million ($0.14 per diluted share) and $117 million ($0.49 per diluted share) during the same periods in 2005. The following activity shows the variances quarter over quarter:
•	An increase in interest expense of $13 million ($0.06 per diluted share) related to additional corporate borrowings as well as interest carry on the O&Y Portfolio and the recent acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington, D.C.;

•	an increase in general and administrative expense of $4 million ($0.02 per diluted share) due to additional overhead required to manage recent acquisitions;

•	an increase in depreciation and amortization expense of $10 million ($0.04 per diluted share) related to the O&Y acquisition as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street, offset by;

•	$22 million of growth ($0.09 per diluted share) from commercial property operating income, primarily as a result of the O&Y acquisition, the acquisitions of One Bethesda and 601 & 701 South 12th Street in the first and second quarters of 2006, respectively, and the purchase of the remaining 75% interest in Hudson’s Bay Centre in the second quarter of 2006 and;

•	$13 million of growth ($0.06 per diluted share) from our residential development operations which continues to benefit from the strong demand in the Alberta housing market;
Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2006	2005	2006	2005

Total revenue	$428	$373	$1,243	$1,060

Net operating income
Commercial property operations	$182	$160	$533	$488
Residential development operations	37	24	93	61
Interest and other income	9	10	30	31

	228	194	656	580
Expenses
Interest	97	84	278	244
General and administrative	15	11	44	33
Non-controlling interests expense	7	4	17	12

Funds from operations(1)	109	95	317	291
Depreciation and amortization	51	41	147	116
Future income taxes	23	22	86	61

Net income from continuing operations	35	32	84	114
Discontinued operations(2)	—	1	30	3

Net income	$35	$33	$114	$117

Net income per share – diluted
Continuing operations	$0.14	$0.14	$0.35	$0.48
Discontinued operations	—	—	0.13	0.01

	$0.14	$0.14	$0.48	$0.49

Funds from operations per share – diluted
Continuing operations	$0.46	$0.40	$1.35	$1.23
Property disposition gains	—	—	0.19	—
Discontinued operations	—	0.01	—	0.03

	$0.46	$0.41	$1.54	$1.26

(1)	Represents funds from continuing operations

(2)	Refer to page 27 for further details on discontinued operations
It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the presence

20	Q3/2006 Interim Report

of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.
Our net income available to common shareholders and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2006	2005	2006	2005

Net income from continuing operations	$35	$32	$84	$114
Preferred share dividends	(1)	(1)	(2)	(2)

Net income from continuing operations available to common shareholders	$34	$31	$82	$112

Net income	$35	$33	$114	$117
Preferred share dividends	(1)	(1)	(2)	(2)

Net income available to common shareholders	$34	$32	$112	$115

Weighted average shares outstanding – basic	231.4	232.0	231.3	232.4
Unexercised options	2.1	1.4	2.0	2.1

Weighted average shares outstanding – diluted	233.5	233.4	233.3	234.5

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Net income	$35	$33	$114	$117
Depreciation and amortization(1)	51	42	147	119
Future income taxes(2)	23	22	101	61

Funds from operations and gains	$109	$97	$362	$297
Property disposition gain	—	—	(44)	—

Funds from operations	$109	$97	$318	$297

(1)	Includes depreciation and amortization from discontinued operations of $1 million and $3 million for the three and nine months ended September 30, 2005, respectively

(2)	Includes future income taxes from discontinued operations of nil and $15 million for the three and nine months ended September 30, 2006, respectively
After providing for preferred share dividends, our funds from operations per diluted share is calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2006	2005	2006	2005

Funds from operations	$109	$97	$318	$297
Preferred share dividends	(1)	(1)	(2)	(2)

	$108	$96	$316	$295

Weighted average shares outstanding	233.5	233.4	233.3	234.5
Funds from operations per share	$0.46	$0.41	$1.35	$1.26

Funds from operations increased 12% to $0.46 per share during the three months ended September 30, 2006 compared with $0.41 per share during the same period in 2005. Funds from operations increased 7% to $1.35 per share during the nine months ended September 30, 2006 compared with $1.26 per share during the same period in 2005.

21	Q3/2006 Interim Report

REVENUE
The components of revenue are as follows:

	Three months ended Sept.30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Commercial property operations
Revenue from continuing operations	$304	$263	$886	$782
Recurring fee income	7	5	20	14
Non-recurring fee and other income	3	—	5	2

Total commercial property revenue	314	268	911	798
Revenue from residential land development operations	105	95	302	231

Revenue from commercial property and residential land development operations	419	363	1,213	1,029
Interest and other	9	10	30	31

Total	$428	$373	$1,243	$1,060

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income contributed $182 million and $533 million during the three and nine months ended September 30, 2006, respectively, compared with $160 million and $490 million during the same periods in 2005.
The components of commercial property net operating income from continuing operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Commercial property operations
Revenue from current properties	$302	$258	$877	$767
Straight-line rental income	2	5	9	15

Revenue from continuing operations	304	263	886	782
Recurring fee income	7	5	20	14
Non-recurring fee and other income	3	—	5	2

Commercial property operations	314	268	911	798

Property operating costs	(132)	(108)	(378)	(310)

Commercial property net operating income	$182	$160	$533	$488

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Commercial property operations
Net operating income – same property	$154	$155	$462	$472
Net operating income – properties acquired	18	—	46	—
Recurring fee income	7	5	20	14
Non-recurring fee and other income	3	—	5	2

Commercial property net operating income	$182	$160	$533	$488

The components of commercial property net operating income from discontinued operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Discontinued operations
Revenue from discontinued operations	$—	$5	$4	$15
Property operating expenses	—	2	2	6

Net operating income from discontinued operations	$—	$3	$2	$9

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $314 million and $273 million, respectively, during the three and nine months ended September 30, 2006 compared with $915 million and $813 million

Brookfield Properties Corporation	22

during the same periods in 2005. The increases are primarily a result of the O&Y acquisition as well as the recent acquisitions in our Washington, D.C. portfolio.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and nine months ended September 30, 2006, $2 million and $9 million, respectively, of straight-line rental revenue was recognized, as compared to $5 million and $15 million during the same periods in 2005.
Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses were $132 million and $380 million during the three and nine months ended September 30, 2006, respectively, as compared to $110 million and $316 million during the same periods in 2005. The primary reason for the increase was the expansion of our portfolio with the acquisition of the O&Y portfolio in the fourth quarter of 2005, as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington D.C. in 2006. For the nine months ended September 30, 2006, these acquisitions accounted for approximately $36 million of the increase. The balance of the change is primarily a result of inflationary pressures. As a result of world events over the past few years, premiums for insurance have increased substantially for all property owners and utility costs have generally increased by 10% due to the increased gas and electricity costs.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently leasing activity is the principal contributor to the change in same property net operating income. During the first half of 2006, occupancy increased due to lease-ups in Toronto, Calgary and Washington, D.C. as compared to the same period in 2005, but was offset by a decrease in straight-line rental revenue recognized. At September 30, 2006, average in-place net rents throughout the portfolio was $25 per square foot, consistent with the average in-place net rents at September 30, 2005.
The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at September 30, 2006:

	Gross	Avg.	Avg. In-place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	2,786	18	$41	$65
Lower Manhattan	9,660	8	32	30
Boston, Massachusetts	2,163	6	29	32
Washington, D.C.	2,265	13	29	40
Toronto, Ontario	12,283	7	24	23
Calgary, Alberta	7,850	7	18	29
Ottawa, Ontario	2,939	4	11	14
Denver, Colorado	1,795	5	17	17
Minneapolis, Minnesota	3,008	7	9	15
Other	1,844	10	10	15

Total(1)	46,593	9	$25	$28

(1)	Excludes developments
Our total portfolio occupancy rate increased by 200 basis points to 96.0% at September 30, 2006 compared with 94.0% at September 30, 2005 primarily due to the acquisitions of the O&Y portfolio, One Bethesda and 601 & 701 South 12th Street as well as the continuing lease-up of 1625 Eye Street in Washington, D.C.

23	Q3/2006 Interim Report

A summary of occupancy levels at September 30 in each of the past two years is as follows:

	Sept. 30, 2006		Sept. 30, 2005
	Total		Total
	Square	%	Square	%
(Thousands of square feet)	Feet	Leased	Feet	Leased

New York, New York	12,446	96.7	12,453	94.9
Boston, Massachusetts	2,163	92.2	2,163	91.0
Washington, D.C.	2,265	99.2	1,557	97.6
Toronto, Ontario	12,283	95.1	7,882	94.2
Calgary, Alberta	7,850	99.5	6,331	99.3
Ottawa, Ontario	2,939	99.2	—	—
Denver, Colorado	1,795	89.5	3,017	83.1
Minneapolis, Minnesota	3,008	88.8	3,008	89.2
Other	1,844	95.1	926	92.5

Total(1)	46,593	96.0	37,337	94.0

(1)	Excludes developments
During the nine months ended September 30, 2006, we leased 3.1 million square feet of space, over three times the amount of space contractually expiring at an average leasing net rent of $26 per square foot. This included 2.0 million square feet of new leases and 1.1 million square feet of renewals compared to expiries of 1.0 million and accelerated expiries of 1.6 million. Expiring net rent for the portfolio averaged $20 per square foot.
The details of our leasing activity for the first nine months of 2006 are as follows:

	December 31, 2005			Activities during the nine months ended Sept. 30, 2006					Sept. 30, 2006
					Average		Average
				Accelerated	Expiring		Leasing	Acq.
(Thousands of sq. ft.)	GLA(1)	Leased	Expiries	Expiries	Net Rent	Leasing	Net Rent	(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,786	2,777	—	(161)		161		—	2,786	2,777
Lower Manhattan	9,667	9,057	(327)	(54)		597		—	9,660	9,273
Boston, Massachusetts	2,163	2,013	(39)	(99)		141		—	2,163	2,016
Washington, D.C.	1,557	1,542	—	(33)		54		688	2,265	2,251
Toronto, Ontario	12,278	11,591	(304)	(543)		1,023		3	12,283	11,770
Calgary, Alberta	8,936	8,865	(51)	(602)		669		(1,065)	7,850	7,816
Ottawa, Ontario	2,935	2,930	(34)	(2)		28		2	2,939	2,924
Denver, Colorado	2,605	2,334	(21)	(34)		98		(717)	1,795	1,660
Minneapolis, Minnesota	3,008	2,708	(133)	(1)		157		—	3,008	2,731
Other	2,095	1,971	(32)	(95)		140		(209)	1,844	1,775

Total	48,030	45,788	(941)	(1,624)	$20	3,068	$26	(1,298)	46,593	44,993

(1)	Excludes developments
Acquisitions
The value created in our mature commercial properties provides us with the opportunity to generate additional gains and capital available to reinvest in other assets at higher returns. The acquisition of the O&Y portfolio as well as One Bethesda and 601 & 701 South 12th Street in greater Washington, D.C. contributed an additional $46 million to net operating income in 2006.
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 25 years and manages in excess of 47,000 units in over 250 condominium corporations. Brookfield Properties LePage Facilities Management, one of the largest facilities management operations

Brookfield Properties Corporation	24

in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture, which is equity accounted, manages close to 80 million square feet of premises for major corporations and government.
The details of our fee income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Property management, leasing, project management and other fees	$3	$1	$9	$3
Brookfield Residential Services Ltd. fees	3	2	9	6
Brookfield LePage Johnson Controls	1	2	2	5

Total	$7	$5	$20	$14

The generation of fee income is not viewed as a separate segmented business activity; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.
RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in four markets: Alberta, Ontario, Colorado and Texas. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.
Our residential development operations contributed $37 million and $93 million of income during the three and nine months ended September 30, 2006, as compared to $24 million and $61 million during the same periods in 2005. These increases are due to an increase in operating margins which is attributable to the low cost basis of our land inventory offset by a decrease in volume due to longer housing build-out times. Due to labor and material shortages, it is taking longer to complete homes and home builders are not exhausting inventory levels as quickly as they were this time last year.
The components of residential development net operating income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Sales revenue	$105	$95	$302	$231
Operating costs	(68)	(71)	(209)	(170)

Total	$37	$24	$93	$61

Lot sales for the three and nine months ended September 30 over the past two years and the related revenue received are as follows:

	Lot sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units)		(Millions)		(Thousands)
Three months ended Sept. 30	2006	2005	2006	2005	2006	2005

Alberta	508	630	$70	$47	$138	$75
Colorado	2	20	1	1	500	50

Total	510	650	$71	$48	$139	$74

	Lot sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units)		(Millions)		(Thousands)
Three months ended Sept. 30	2006	2005	2006	2005	2006	2005

Alberta	1,702	1,950	$191	$125	$112	$64
Colorado	35	67	3	4	86	60
Colorado	—	—	—	5	—	—

Total	1,737	2,017	$194	$134	$112	$66

(1)	Represents $5 million earned on the completion of all outstanding commitments related to a previous development in Florida

25	Q3/2006 Interim Report

Home sales for the three and nine months ended September 30 over the past two years and the related revenue received are as follows:

	Home sales		Home Sales Revenue		Average Home Sales
	(Units)		(Millions)		Revenue (Thousands)
Three months ended Sept. 30	2006	2005	2006	2005	2006	2005

Alberta	142	146	$27	$22	$190	$151
Ontario	32	109	7	25	219	229

Total	174	255	$34	$47	$195	$184

	Home sales		Home Sales Revenue		Average Home Sales
	(Units)		(Millions)		Revenue (Thousands)
Nine months ended Sept. 30	2006	2005	2006	2005	2006	2005

Alberta	385	396	$68	$61	$177	$154
Ontario	163	154	40	36	245	234

Total	548	550	$108	$97	$197	$176

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to $68 million during the third quarter of 2006 from $71 million during the same period in 2005. During the nine months ended September 30, 2006, residential development operating costs increased to $209 million from $170 million during the same period in 2005. These increases are a result of our expanded operations leading to an increase in sales along with inflationary pressures.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. During the three and nine months ended September 30, 2006, interest and other income totaled $9 million and $30 million, respectively, compared with $10 million and $31 million during the same periods in 2005.
INTEREST EXPENSE
Interest expense, including preferred share dividends classified to interest expense, during the three and nine months ended September 30, 2006 increased to $97 million and $278 million, respectively, compared with $84 million and $244 million during the same periods in 2005. These increases relate to additional interest carry on our corporate borrowings, the O&Y portfolio and Washington, D.C. acquisitions and the cessation of interest capitalization on Three World Financial Center in the first quarter of 2005.
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses increased during the three and nine months ended September 30, 2006 to $15 million and $44 million, respectively, from $11 million and $33 million during the same periods in 2005. These increases are due primarily to the acquisition of the O&Y portfolio in the fourth quarter of 2005, and inflationary and competitive pressures on salaries. Included in general and administrative expenses is $3 million and $9 million of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd. for the three and nine months ended September 30, 2006, respectively (2005 — $2 million and $6 million, respectively).
NON-CONTROLLING INTERESTS EXPENSE
Non-controlling interests expense consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and our 100%-owned subsidiaries.
At September 30, 2006, dividends paid on shares issued by our subsidiaries was $5 million and $11 million during the three and nine months ended September 30, 2006, respectively, compared with $3 million and $8 million during the same periods in 2005. Non-controlling interests expense in subsidiary earnings was $2 million and $6 million during the three and nine months ended September 30, 2006, respectively, compared with $1 million and $4 million in 2005.

Brookfield Properties Corporation	26

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Type	2006	2005	2006	2005

BPO Properties	Redeemable preferred shares(1)	$5	$3	$11	$7
BPO Properties	Common shares	—	—	—	1

Dividends – shares of subsidiaries		$5	$3	$11	$8

BPO Properties	Participating interests	$1	$—	$5	$3
Brookfield Financial Properties	Participating interests	1	1	1	1

Non-controlling interests expense in subsidiary earnings		$2	$1	$6	$4

Total		$7	$4	$17	$12

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the three and nine months ended September 30, 2006 was $51 million and $147 million, respectively, compared to $41 million and $116 million during the same periods in 2005. The majority of these increases are due to the addition of the O&Y portfolio in the fourth quarter of 2005, as well as the recent acquisitions in the Washington, D.C. area.
DISCONTINUED OPERATIONS
During the first quarter of 2006, we sold our 100% interest in the World Trade Center Denver (“WTD”) and recognized a gain of $18 million, net of tax. During the second quarter of 2006, we sold our 25% interest in eight of the properties purchased in the O&Y acquisition resulting in a gain of $11 million, net of tax. Income attributable to discontinued operations was nil and $1 million for the three and nine months ended September 30, 2006, respectively, compared to $1 million and $3 million for the same periods in 2005. The comparative figures include the results of WTD and the Colorado State Bank Building, which was sold in the fourth quarter of 2005.
The following table summarizes the income from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Revenue from properties sold	$—	$5	$4	$15
Operating expenses	—	(2)	(2)	(6)

	—	3	2	9

Interest expense	—	(1)	(1)	(3)

Funds from operations – discontinued operations	—	2	1	6
Depreciation and amortization	—	(1)	—	(3)

Income from discontinued operations	—	1	1	3

Gain on sale of discontinued operations	—	—	44	—
Taxes related to discontinued operations	—	—	(15)	—

Discontinued operations	$—	$1	$30	$3

TRIZEC ACQUISITION
On October 5, 2006, we, together with our partner in this transaction, The Blackstone Group, completed the acquisition of all of the shares of Trizec Properties, Inc. (“Trizec”), a publicly-traded U.S. Office REIT. We also completed the acquisition of Trizec Canada Inc. (“Trizec Canada”), a Canadian company that held, among other assets, an approximate 38% stake in Trizec. The gross consideration was $7.2 billion. The outstanding shares of common stock of Trizec not already owned by Trizec Canada were acquired at $29.0209 per share in cash. All of the outstanding subordinate voting shares and multiple voting shares of Trizec Canada were acquired at $30.9809 per share in cash. Our share of the transaction’s equity following initial syndication to institutional partners is expected to be approximately $850 million, after acquisition financing. We expect to complete a subsequent round of equity syndication after which we expect our equity to be approximately $400 million.

27	Q3/2006 Interim Report

The portfolio, acquired in a U.S. Office Fund, consists of approximately 26 million square feet in New York, Washington, D.C., Los Angeles and Houston. These markets are consistent with Brookfield Properties’ strategy to invest in cities with strong financial services, government and energy sector tenants.
QUARTERLY RESULTS
The results by quarter are as follows:

	2006			2005				2004
(Millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$428	$421	$394	$469	$373	$357	$330	$385	$340	$376	$320

Net operating income
Commercial property operations	182	179	172	192	160	162	166	167	165	163	176
Lease termination income	—	—	—	—	—	—	—	—	—	60	—

Total commercial property operations	182	179	172	192	160	162	166	167	165	223	176
Residential development operations	37	31	25	45	24	24	13	13	11	10	8
Interest and other	9	8	13	6	10	10	11	11	11	11	14

	228	218	210	243	194	196	190	191	187	244	198
Expenses
Interest	97	93	88	86	84	81	79	79	76	76	73
General and administrative	15	14	15	15	11	11	11	10	10	11	10
Non-controlling interests expense	7	6	4	4	4	5	3	4	5	6	5

	109	105	103	138	95	99	97	98	96	151	110
Depreciation and amortization	51	51	45	47	41	40	35	38	35	34	33
Unrealized foreign exchange on preferred share restatement	—	—	—	—	—	—	—	41	28	(2)	(4)
Future income taxes	23	36	27	42	22	19	20	17	22	47	30

Net income from continuing operations	$35	$18	$31	$49	$32	$40	$42	$2	$11	$72	$51
Discontinued operations	—	12	18	(2)	1	1	1	—	—	1	1

Net income	$35	$30	$49	$47	$33	$41	$43	$2	$11	$73	$52

Net income per share — basic
Prior to the following:	$0.14	$0.08	$0.13	$0.21	$0.14	$0.17	$0.18	$—	$0.05	$0.15	$0.22
Discontinued operations	—	0.05	0.08	(0.01)	—	0.01	—	—	—	0.01	—
Lease termination income	—	—	—	—	—	—	—	—	—	0.15	—

	$0.14	$0.13	$0.21	$0.20	$0.14	$0.18	$0.18	$—	$0.05	$0.31	$0.22

Net income per share — diluted
Prior to the following:	$0.14	$0.08	$0.13	$0.21	$0.14	$0.16	$0.18	$—	$0.05	$0.15	$0.22
Discontinued operations	—	0.05	0.08	(0.01)	—	0.01	—	—	—	0.01	—
Lease termination income	—	—	—	—	—	—	—	—	—	0.15	—

	$0.14	$0.13	$0.21	$0.20	$0.14	$0.17	$0.18	$—	$0.05	$0.31	$0.22

Funds from operations per share – diluted
Prior to the following:	$0.46	$0.45	$0.44	$0.59	$0.40	$0.42	$0.41	$0.42	$0.40	$0.39	$0.46
Property disposition gains	—	0.06	0.13	—	—	—	—	—	—	—	—
Discontinued operations	—	—	—	—	0.01	0.01	0.01	—	0.01	0.01	0.01
Lease termination income	—	—	—	—	—	—	—	—	—	0.25	—

	$0.46	$0.51	$0.57	$0.59	$0.41	$0.43	$0.42	$0.42	$0.41	$0.65	$0.47

Notes:

(1)	The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities

(2)	Per share amounts include the effect of the three-for-two common stock split on March 31, 2005

Brookfield Properties Corporation	28

PART III – RISKS AND UNCERTAINTIES
In evaluating Brookfield Properties and its business, the following is a brief review of the potential impact different risks and uncertainties may have on our operations.
INTEREST RATE AND FINANCING RISK
We generally attempt to match the maturities of our mortgage portfolio with the leasing profile of each asset. As such, we mortgage finance assets on a long-term, fixed-rate, non-recourse basis where appropriate. We believe this strategy will most effectively manage interest rate and refinancing risk.
As outlined under “Capital Resources and Liquidity,” on page 19 of this MD&A, we have an ongoing requirement to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
We have a floating rate bank credit facility of $350 million, the terms of which extend to 2009. At September 30, 2006, $325 million was drawn. There is a risk that bank lenders will not refinance the facility on terms and conditions acceptable to us, or on any terms at all. As a mitigating factor, we have a one-year term extension option. Approximately 22% of the company’s outstanding debt at September 30, 2006 is floating rate debt (December 31, 2005 – 19%).
We have identified a target level of indebtedness for the company of 55% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace (generally up to 75% of current market value) and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
As we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 10% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 7 of this MD&A.

29	Q3/2006 Interim Report

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000’s	% of
Tenant	Location	Expiry(1)	Sq.Ft.(2)	Sq. Ft.(2)	Credit Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	10.9%	A+
CIBC	New York/Toronto/Calgary	2028	2,074	5.1%	A+
Government of Canada	Toronto/Ottawa/Edmonton	2010	2,003	5.0%	AAA
Bank of Montreal	Toronto/Calgary	2020	1,112	2.8%	AA-
JPMorgan Chase	New York/Denver	2018	1,029	2.6%	A+
RBC Financial Group	Five major markets	2018	991	2.5%	AA-
Petro-Canada	Calgary	2013	914	2.2%	BBB
Target Corporation	Minneapolis	2014	865	2.2%	A+
Imperial Oil	Calgary	2011	633	1.6%	AAA
Transportation Security Administration	Washington, D.C.	2014	540	1.3%	AAA
Talisman Energy	Calgary	2015	527	1.3%	BBB+
CP Rail	Calgary	2014	455	1.1%	BBB
Conoco Phillips	Calgary	2010	445	1.1%	A-
American Express	New York	2022	409	1.0%	A+
Enbridge Inc.	Calgary/Edmonton	2015	392	1.0%	A-
Fidelity Investments	New York/Boston	2009	381	1.0%	AA
Pepco Holdings Inc.	Washington, D.C.	2028	364	0.9%	BBB
Teachers Insurance Annuity Association	Denver	2008	323	0.8%	AAA
Canadian Natural Resources	Calgary	2011	277	0.7%	BBB+
Goldman Sachs	New York	2015	274	0.7%	A+
EnCana Corporation	Calgary	2013	258	0.6%	A-
Anadarko Canada Corporation	Calgary	2011	235	0.6%	BBB-
Bank of Nova Scotia	New York	2014	230	0.6%	AA-
Bank of America	Boston	2008	213	0.5%	AA
Marsh Mercer	Toronto	2015	207	0.5%	BBB
Willis of New York	New York	2026	202	0.5%	BBB-
Government and related services	Various	Various	991	2.5%	BBB- or higher
Other investment grade	Various	Various	4,039	10.1%	BBB- or higher

			24,746	61.7%

Unrated
Cadwalader, Wickersham & Taft	New York	2024	519	1.3%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.1%	—
Goodwin Procter	Boston	2016	411	1.0%	—
Wellington Management Co.	Boston	2011	358	0.9%	—
Osler Hoskin & Harcourt	Toronto	2015	285	0.7%	—
National Association of Securities Dealers	New York	2020	277	0.7%	—
Bennett Jones	Calgary/Toronto	2010	235	0.6%	—
CI Investments Inc.	Toronto	2011	212	0.6%	—

Total			27,489	68.6%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poors, Moody’s or Dominion Bond Rating Service
LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 5% of our leases mature annually. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

Brookfield Properties Corporation	30

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2006:

	Currently	Remainder							2013 &
(000’s Sq. Ft.)	Available	2006	2007	2008	2009	2010	2011	2012	Beyond	Parking	Total

New York	396	6	74	112	121	517	216	478	10,245	281	12,446
Boston	147	—	61	399	40	172	394	26	648	276	2,163
Washington, D.C.	14	—	—	20	44	9	18	47	1,542	571	2,265
Toronto	513	59	436	575	940	1,022	690	843	5,379	1,826	12,283
Calgary	34	16	50	299	343	915	1,617	434	3,100	1,042	7,850
Ottawa	15	66	79	1,004	135	2	29	4	575	1,030	2,939
Denver	135	5	62	394	9	125	87	77	398	503	1,795
Minneapolis	277	4	33	30	221	55	35	122	1,710	521	3,008
Other	69	34	111	59	110	165	124	91	635	446	1,844

	1,600	190	906	2,892	1,963	2,982	3,210	2,122	24,232	6,496	46,593
	4.0%	0.5%	2.3%	7.2%	4.9%	7.4%	8.0%	5.3%	60.4%	—	100.0%

Brookfield Properties’ portfolio has a weighted average lease life of nine years. The average lease terms in our markets of New York, Boston, Washington, Toronto, Calgary, Ottawa, Denver and Minneapolis are 11 years, 6 years, 13 years, 7 years, 7 years, 4 years, 5 years and 7 years, respectively.
ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operation. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our financial condition or results of operation.
OTHER RISKS AND UNCERTAINTIES
Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial properties are subject to mortgages, which require significant debt service payments. If we are unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

31	Q3/2006 Interim Report

While the outlook for commercial office rents is positive in the long term, 2006 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of nine years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
The company’s terrorism insurance program consists of coverage from third-party commercial insurers up to $500 million, as well as a wholly-owned subsidiary that the company has formed, Realrisk Insurance Corporation (“Realrisk”) to act as a captive insurance company. Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under the Terrorism Risk Insurance Act of 2002 (“TRIA”), limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence. For any TRIA certified event, Realrisk is responsible for a deductible equal to $350,000 plus 10% of the loss above such deductible. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
In our land development operations, markets have been favorable over the past five years with strong demand for well-located residential lots. Our operations are concentrated in high growth areas which we believe to have positive demographic and economic conditions. Nonetheless, the home building and land development industry is cyclical in nature and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in the construction schedules and cost overruns.
FOREIGN EXCHANGE FLUCTUATIONS
While approximately 32% of our assets and 52% of our revenues originate in Canada, we have substantially matched our Canadian assets with Canadian liabilities. Furthermore, our U.S. and Canadian operations are self sustaining and we hedge our net investment in our Canadian operations. As such, our results of operations have generally not been materially impacted by the movement in the Canadian to U.S. dollar exchange rate.
DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate.
Financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
At September 30, 2006, our use of derivative financial instruments was limited to the transactions identified below. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate forward exchange rate for each contract at September 30th and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
In September 2006, the company entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt expected to be issued in October 2006 in connection with the acquisition of Trizec Properties. At September 2006, there were contracts outstanding to cap the interest rate on a notional $3.0 billion of variable rate debt at 6% for a period of 2 years. The contracts have been recorded at cost in Receivables and other. The contract cost and any accrued gains from exercise of the cap will be recorded as an adjustment to interest expense in the period the hedged interest payment occurs.
At September 30, 2006, we had foreign exchange contracts to sell a notional amount of C$900 million, maturing in December 2006, designated as hedges for accounting purposes to manage our foreign exchange risk in respect to our Canadian-denominated net

Brookfield Properties Corporation	32

assets. The fair value of these contracts at September 30, 2006 was a gain of $5 million which is reflected in the cumulative translation adjustment account and in receivables and other in the consolidated balance sheet. Our self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million, maturing in December 2006, which have not been designated as hedges for financial reporting purposes. There was no gain or loss on the aggregate fair value of these contracts at September 30, 2006.
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

33	Q3/2006 Interim Report

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
We adopted the following new accounting policies, none of which individually or collectively had a material impact on our consolidated financial statements, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for our 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract has had no impact on our financial statements.
(ii) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for our 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The adoption of this EIC did not have a material impact on our financial results.
(iii) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC 159”). EIC 159, which was effective for our second quarter of 2006, clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability, from the date the liability was incurred, for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. Certain of our real estate assets contain asbestos. Although the asbestos is appropriately contained in accordance with current environmental regulations, our practice is to remediate the asbestos upon the renovation or redevelopment of our properties. As a result of adopting EIC 159, we recognized a liability of $0.6 million related to asbestos remediation for certain properties where the quantum of such costs and the timing for settlement is reasonably determinable. The impact on prior periods decreased opening equity by $0.2 million.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At September 30, 2006, we had approximately $439 million (December 31, 2004 — $397 million) of indebtedness outstanding to our parent company, Brookfield Asset Management Inc. and its affiliate. Refer to page 14 of this MD&A for the composition of this debt. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense in the consolidated financial statements, totaled $9 million and $21 million for the three and nine months ended Sept 30, 2006, respectively, compared to $2 million and $6 million for the same periods in 2005, and were recorded at the exchange amount. Additionally, included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $0.4 million and $3.1 million for the three and nine month periods ended September 30, 2006, respectively (2005 — $0.9 million and $3.0 million, respectively). These amounts have been recorded at the exchange amount.

Brookfield Properties Corporation	34

DISTRIBUTIONS
Distributions paid by the company during the first three quarters of 2006 and the four quarters of 2005 are as follows:

		2006			2005
	Currency	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31

Common shares(1)	US$	$0.1900	$0.1900	$0.1800	$0.1800	$0.1800	$0.1800	$0.1100
Class A preferred shares	C$	0.0469	0.0469	0.0469	0.0469	0.0469	0.0469	0.0469
Class AA Series E preferred shares	C$	0.2625	0.2449	0.2223	0.2014	0.1859	0.1859	0.1859
Class AAA Series E preferred shares	C$	0.2647	0.2523	0.2265	0.2193	0.1814	0.1854	0.1834
Class AAA Series F preferred shares	C$	0.3750	0.3750	0.3750	0.3750	0.3750	0.3750	0.3750
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	0.3281	0.3281	0.3281	0.3281
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	0.3594	0.3594	0.3594	0.3594
Class AAA Series I preferred shares	C$	0.3250	0.3250	0.3250	0.3250	0.3250	0.3250	0.3250
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	0.3125	0.3125	0.3125	0.3125
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.3250	0.3250	0.3250	0.3250	0.3250

(1)	Per share amounts include the effect of the three-for-two common stock-split on March 31, 2005
ADDITIONAL INFORMATION
A supplementary information package with more detailed financial information is posted on Brookfield Properties’ website at www.brookfieldproperties.com and should be read in conjunction with this Interim Report.

Craig J. Laurie
Senior Vice President and Chief Financial Officer
November 2, 2006

35	Q3/2006 Interim Report

Consolidated Balance Sheet

		Sept. 30, 2006	Dec. 31, 2005
(US Millions)	Note	Unaudited	Audited

Assets
Commercial properties	3	$7,844	$7,430
Development properties	4	1,112	615
Receivables and other	5	1,014	955
Restricted cash and deposits	6	398	316
Cash and cash equivalents	19	123	64
Marketable securities		—	58
Assets held for sale	7	—	75

		$10,491	$9,513

Liabilities
Commercial property debt	8	$5,924	$5,216
Accounts payable and other liabilities	9	831	626
Future income tax liabilities	10	262	188
Liabilities related to assets held for sale	7	—	51
Capital securities	11	1,137	1,101
Non-controlling interests	12	70	59
Preferred equity — subsidiaries	13	341	329
Shareholders’ equity
Preferred equity — corporate	14	45	45
Common equity	15	1,881	1,898

		$10,491	$9,513

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	36

Consolidated Statement of Income

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	Note	2006	2005	2006	2005

Total revenue	17	$428	$373	$1,243	$1,060

Net operating income
Commercial property operations	17	$182	$160	$533	$488
Residential development operations	17	37	24	93	61
Interest and other		9	10	30	31

		228	194	656	580
Expenses
Interest		97	84	278	244
General and administrative		15	11	44	33
Non-controlling interests expense		7	4	17	12

		109	95	317	291
Depreciation and amortization		51	41	147	116
Future income taxes	10	23	22	86	61

Net income from continuing operations		35	32	84	114
Discontinued operations	7	—	1	30	3

Net income		$35	$33	$114	$117

Net income per common share –basic	15
Continuing operations		$0.14	$0.14	$0.35	$0.49
Discontinued operations		—	—	0.13	0.01

		$0.14	$0.14	$0.48	$0.50

Net income per common share –diluted	15
Continuing operations		$0.14	$0.14	$0.35	$0.48
Discontinued operations		—	—	0.13	0.01

		$0.14	$0.14	$0.48	$0.49

See accompanying notes to the consolidated financial statements
Consolidated Statement of Retained Earnings

Unaudited		Three months ended Sept. 30		Nine months ended Sept 30
(US Millions)	Note	2006	2005	2006	2005

Retained earnings – beginning of period		$740	$773	$747	$787
Net income		35	33	114	117
Shareholder distributions
Preferred shares dividends — corporate		(1)	(1)	(2)	(2)
Common share dividends		(44)	(41)	(129)	(108)
Amount paid in excess of the book value of common shares purchased for cancellation		—	(10)	—	(40)

Retained earnings – end of period	15	$730	$754	$730	$754

See accompanying notes to the consolidated financial statements

37	Q3/2006 Interim Report

Consolidated Statement of Cashflow

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	Note	2006	2005	2006	2005

Operating activities
Net income		$35	$33	$114	$117
Depreciation and amortization		51	42	147	119
Future income taxes		23	22	101	61
Property disposition gains		—	—	(44)	—
Other		(85)	3	(245)	(168)

		24	100	73	129

Financing activities
Commercial property debt arranged		436	22	502	300
Commercial property debt repayments		(107)	(43)	(198)	(405)
Corporate credit facilities arranged		332	70	616	306
Corporate credit facilities repayments		(327)	(39)	(333)	(39)
Land development debt, net		4	(7)	53	(4)
Common shares issued		—	2	2	6
Common shares repurchased		—	(14)	—	(59)
Cashflow retained from (distributed to) non-controlling interests		(1)	1	—	4
Preferred share dividends		(1)	(1)	(2)	(2)
Common share dividends		(44)	(41)	(129)	(108)

		292	(50)	511	(1)

Investing activities
Marketable securities		—	43	58	78
Loans receivable		—	—	6	—
Acquisitions of real estate, net	19	(148)	—	(481)	—
Dispositions of real estate, net	19	—	—	86	—
Development and redevelopment investments		(30)	(12)	(44)	(38)
Restricted cash and deposits		(108)	(2)	(82)	—
Commercial property tenant installation costs		(16)	(22)	(54)	(103)
Capital expenditures		(5)	(6)	(14)	(13)

		(307)	1	(525)	(76)

Increase in cash resources		9	51	59	52
Opening cash and cash equivalents		114	113	64	112

Closing cash and cash equivalents		$123	$164	$123	$164

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	38

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
The company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for the company’s 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract has had no impact on the company’s financial statements.
(ii) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for the company’s 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The adoption of this EIC did not have a material impact on the company’s financial results.
(iii) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC 159”). EIC 159, which was effective for the company’s second quarter of 2006, clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability, from the date the liability was incurred, for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. Certain of the company’s real estate assets contain asbestos. Although the asbestos is appropriately contained in accordance with current environmental regulations, the company’s practice is to remediate the asbestos upon the renovation or redevelopment of its properties. As a result of adopting EIC 159, the company recognized a liability of $0.6 million related to asbestos remediation for certain properties where the quantum of such costs and the timing for settlement is reasonably determinable. The impact on prior periods decreased opening equity by $0.2 million.

39	Q3/2006 Interim Report

NOTE 3: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Commercial properties	$8,611	$8,137
Less: Accumulated depreciation	(767)	(707)

Total	$7,844	$7,430

NOTE 4: DEVELOPMENT PROPERTIES
Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Commercial developments	$437	$224
Residential developments	675	391

Total	$1,112	$615

NOTE 5: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Receivables	$378	$371
Real estate mortgages	87	86
Residential receivables and other assets	218	219
Intangible assets(1)	164	125
Prepaid expenses and other assets	167	154

Total	$1,014	$955

(1)	Net of accumulated amortization of $28 million and $11 million at September 30, 2006 and December 31, 2005, respectively
Included in intangible assets are lease origination costs, tenant relationships and above-market leases assumed on acquisitions, net of related accumulated amortization.
NOTE 6: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is $252 million (December 31, 2005 — $256 million) of short-term government securities held in a trust account to match interest and principal payments of the $246 million mortgage on One Liberty Plaza maturing in 2007.
NOTE 7: ASSETS HELD FOR SALE
(a)	During the second quarter of 2006, certain of the company’s Calgary and Winnipeg properties acquired as part of the O&Y portfolio in the fourth quarter of 2005 were sold, resulting in a gain of $11 million, net of tax. The results of operations for the three and nine months ended September 30, 2006 have been reclassified out of continuing operations to reflect these properties as discontinued operations.

(b)	During the fourth quarter of 2005, the World Trade Center Denver (“WTD”) met the criteria for classification as held for sale. At December 31, 2005, the company classified $75 million of assets and $51 million of liabilities to assets held for sale and liabilities related to assets held for sale, respectively, in connection with this property. During the first quarter of 2006, the company recognized a net gain of $18 million resulting from the sale of WTD.

The results of operations for the three and nine month periods ended September 30, 2005 have been reclassified to reflect the Colorado State Bank Building (sold in the fourth quarter of 2005) and WTD as discontinued operations.
 Brookfield Properties Corporation

(c) The following table summarizes the income from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Revenue	$—	$5	$4	$15
Operating expenses	—	(2)	(2)	(6)

	—	3	2	9
Interest expense	—	(1)	(1)	(3)

	—	2	1	6
Depreciation and amortization	—	(1)	—	(3)

Income from discontinued operations prior to gain and taxes	—	1	1	3
Gain on sale of discontinued operations	—	—	44	—
Taxes related to discontinued operations	—	—	(15)	—

Income from discontinued operations	$—	$1	$30	$3

NOTE 8: COMMERCIAL PROPERTY DEBT
Predominantly all commercial property mortgages are secured by individual properties without recourse to the company. Approximately 97% of the company’s commercial property debt is due after 2006.

	Weighted Average	Principal Repayments						Sept. 30	Dec. 31
	Interest Rate at	Remainder					2011 &	2006	2005
(Millions)	Sept. 30, 2006	2006	2007	2008	2009	2010	Beyond	Total	Total

Commercial property debt	6.4%	$157	$639	$641	$888	$187	$3,412	$5,924	$5,216

The weighted average interest rate at September 30, 2006 was 6.4% (December 31, 2005 — 6.5%). Approximately 78% of the company’s outstanding debt at September 30, 2006 is fixed rate debt (December 31, 2005 – 81%).
Commercial property debt includes $1,275 million (December 2005 — $1,221 million) repayable in Canadian dollars of C$1,428 million (December 2005 — C$1,416 million).
The company’s bank credit facility is in the form of a three-year revolving facility totaling $350 million. The facility has a floating interest rate of LIBOR + 110 basis points and was drawn in the amount of $325 million as at September 30, 2006 (December 31, 2005 — $274 million).
NOTE 9: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Accounts payable and accrued liabilities	$349	$227
Residential payables and accrued liabilities	117	115
Land development debt	220	158
Intangible liabilities(1)	145	126

Total	$831	$626

(1) Net of accumulated amortization of $16 million and $3 million at September 30, 2006 and December 31, 2005, respectively
Included in intangible liabilities are below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization.
Land development debt of $220 million (December 31, 2005 — $158 million) is secured by the underlying properties. The weighted average interest rate on these advances as at September 30, 2006 was 6.0% (December 31, 2005 — 5.0%). Advances totaling $169 million are due by the end of 2006, with the remaining balances due prior to 2010 as follows:

	Weighted
	Average	Principal Repayments					Sept. 30	Dec. 31
	Interest Rate at	Remainder					2006	2005
(Millions)	Sept. 30, 2006	2006	2007	2008	2009	2010	Total	Total

Land development debt	6.0%	$169	$21	$19	$7	$4	$220	$158

Q3/2006 Interim Report

NOTE 10: FUTURE INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	Sept 30, 2006	Dec. 31, 2005

Future income tax liabilities related to difference in tax and book basis, net	$596	$541
Future income tax assets related to non-capital losses and capital losses	(334)	(353)

Total	$262	$188

The company and its Canadian subsidiaries have future income tax assets of $158 million (December 31, 2005 — $162 million) that relate to non-capital losses which expire over the next ten years and $45 million (December 31, 2005 — $47 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $131 million (December 31, 2005- $144 million) that relate to net operating losses which expire over the next 14 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $385 million (December 31, 2005 — $377 million) which also expire over the next 10 years.
The components of income tax expense are as follows:
Continuing operations

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2005 – 35%)	$21	$19	$60	$62
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	4	4	12	12
Higher income tax rates in other jurisdictions	1	(1)	3	1
Minority shareholders’ interests in income tax expense	(3)	(1)	(6)	(2)
Tax assets previously not recognized	—	—	—	(15)
Change in future Canadian tax rates	—	—	16	—
Other	—	1	1	3

Total	$23	$22	$86	$61

Discontinued operations

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Income tax expense at the Canadian federal and provincial
income tax rate of 35%(2005 – 35%)	$—	$—	$15	$—
Increase (decrease) in income tax expense due to the following:
Higher income tax rates in other jurisdictions	—	—	2	—
Non taxable portion capital gain	—	—	(2)	—

Total	$—	$—	$15	$—

NOTE 11: CAPITAL SECURITIES
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	Sept. 30, 2006	Dec. 31, 2005

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$179	$172
Class AAA Series F	8,000,000	8,000,000	6.00%	179	172
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	179	173
Class AAA Series I	8,000,000	8,000,000	5.20%	179	172
Class AAA Series J	8,000,000	8,000,000	5.00%	179	172
Class AAA Series K	6,000,000	6,000,000	5.20%	132	130

Total				$1,137	$1,101

Brookfield Properties Corporation	42

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 12: NON-CONTROLLING INTERESTS
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2006	Dec. 31, 2005

Common shares of BPO Properties(1)	11.0%	$58	$47
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$70	$59

(1)	Canadian dollar denominated

43	Q3/2006 Interim Report

NOTE 13: PREFERRED EQUITY – SUBSIDIARIES
Subsidiaries preferred shares outstanding total $341 million (December 2005 — $329 million) as follows:

		Preferred
	Shares	Shares	Cumulative
(Millions, except share information)	Outstanding	Series	Dividend Rate	Sept. 30, 2006	Dec. 31, 2005

BPO Properties	1,805,489	Series G	70% of bank prime	$40	$39
	3,816,527	Series J	70% of bank prime	85	82
	300	Series K	30-day BA + 0.4%	134	129
	2,847,711	Series M	70% of bank prime	64	62
	800,000	Series N	30-day BA + 0.4%	18	17

Total				$341	$329

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
NOTE 14: PREFERRED EQUITY – CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2006	Dec. 31, 2005

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

Brookfield Properties Corporation	44

NOTE 15: COMMON EQUITY
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	Sept. 30, 2006	Dec. 31, 2005

Common shares	$1,068	$1,066
Retained earnings	730	747
Cumulative translation adjustment	83	85

Total	$1,881	$1,898

Net income available to common shareholders and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Net income from continuing operations	$35	$32	$84	$114
Preferred share dividends	(1)	(1)	(2)	(2)

Net income from continuing operations available to common shareholders	$34	$31	$82	$112

Net income	$35	$33	$114	$117
Preferred share dividends	(1)	(1)	(2)	(2)

Net income available to common shareholders	$34	$32	$112	$115

Weighted average shares outstanding – basic	231.4	232.0	231.3	232.4
Unexercised dilutive options	2.1	1.4	2.0	2.1

Weighted average shares outstanding – diluted	233.5	233.4	233.3	234.5

NOTE 16: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During the first quarter of 2006, the company granted 583,295 stock options (2005 – 763,000) under the Share Option Plan with a weighted average exercise price of $30.26 per share (2005 — $24.40 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 12% volatility (2005 – 12%), a weighted average dividend yield of 2.0% (2005 – 1.7%) and a risk free interest rate of 4.2% (2005 – 4.1%). The resulting fair value of $2 million is charged to expense over the vesting period of the options granted.
A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the three and nine months ended September 30, 2006 was $2 million and $7 million, respectively (2005 – $1 million and $3 million, respectively).

45	Q3/2006 Interim Report

NOTE 17: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Revenue from commercial property operations	$314	$268	$911	$798
Revenue from residential development operations	105	95	302	231

Revenue from commercial property and residential development operations	419	363	1,213	1,029
Interest and other	9	10	30	31

Total	$428	$373	$1,243	$1,060

(b) Commercial property operations
The results of the company’s commercial property operations from continuing operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Revenue from current properties (including fee income)	$314	$268	$911	$798
Property operating costs	(132)	(108)	(378)	(310)

Net operating income	$182	$160	$533	$488

In the three and nine months ended September 30, 2006, rental revenues from Merrill Lynch accounted for 28% and 26% of U.S. revenues from commercial operations, respectively (2005 – 27% and 27%, respectively). In the three and nine months ended September 30, 2006, rental revenues from Merrill Lynch accounted for 1% and 1% of Canadian revenues from commercial operations, respectively (2005 – 1% and 1%, respectively). On a consolidated basis, rental revenues from Merrill Lynch for the three and nine months ended September 30, 2006 accounted for 13% and 13%, respectively (2005 – 14% and 15%, respectively) of total revenue from commercial property operations.
(c) Residential development operations
The results of the company’s residential development operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Revenue	$105	$95	$302	$231
Expenses	(68)	(71)	(209)	(170)

Total	$37	$24	$93	$61

NOTE 18: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007. The company’s maximum potential loss is $3 million; however, based on estimated levels of occupancy, the company does not expect to make any payments.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
(c) In response to the uncertainty in the insurance market following the terrorist attacks of September 11, 2001, the Terrorism Risk Insurance Act of 2002 (“TRIA”) was enacted in November 2002, which established the Terrorism Risk Insurance Program to mandate that insurance carriers offer insurance covering physical damage from terrorist incidents certified by the U.S. government as foreign terrorist acts. Under TRIA, the federal government shares in the risk of loss associated with certain future terrorist acts. TRIA was scheduled to expire on December 31, 2005. However, on December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 was enacted, which extended the duration of TRIA until December 31, 2007, while expanding the private sector role and reducing the amount of coverage that the U.S. government is required to provide for insured losses.

Brookfield Properties Corporation	46

The company’s terrorism insurance program consists of coverage from third-party commercial insurers up to $500 million, as well as a wholly-owned subsidiary that the company has formed, Realrisk Insurance Corporation (“Realrisk”) to act as a captive insurance company. Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under TRIA, limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence. For any TRIA certified event, Realrisk is responsible for a deductible equal to $350,000 plus 10% of the loss above such deductible. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
NOTE 19: OTHER INFORMATION
(a) At September 30, 2006, the company had foreign exchange contracts to sell a notional amount of C$900 million at a weighted average exchange rate of C$1.00 = US$0.90, maturing in December 2006, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at September 30, 2006 was a gain of $4.7 million which is reflected in the cumulative translation adjustment account and in receivables and other in the consolidated balance sheet. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million at a weighted average exchange rate of US$1.00 = C$1.11, maturing in December 2006, which have not been designated as hedges for financial reporting purposes. The fair value of these contracts at September 30, 2006 was a loss of $0.2 million.
(b) In September 2006, the company entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt expected to be issued in October 2006 in connection with the acquisition of Trizec Properties. At September 2006, there were contracts outstanding to cap the interest rate on a notional $3.0 billion of variable rate debt at 6% for a period of 2 years. The contracts have been recorded at cost in Receivables and other. The contract cost and any accrued gains from exercise of the cap will be recorded as an adjustment to interest expense in the period the hedged interest payment occurs.
(c) As at September 30, 2006, the company had approximately $439 million (December 31, 2005 — $397 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate, $179 million of which is included in the company’s capital securities and the remainder of the indebtedness balance is included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense, totaled $9 million and $21 million for the three and nine month periods ended September 30, 2006 compared to $2 million and $6 million for the same periods in 2005, and were recorded at the exchange amount.
(d) Included in cash and cash equivalents is $31 million of short-term deposits at September 30, 2006 (December 31, 2005 — nil).
(e) Included in rental revenues are amounts received from the company’s parent company, Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $0.4 million and $3.1 million for the three and nine months ended September 30, 2006, respectively (2005 — $0.9 million and $3.0 million). These amounts have been recorded at the exchange amount.
(f) Supplemental cashflow information

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2006	2005	2006	2005

Acquisitions of real estate	$148	—	$576	—
Mortgages assumed from vendors	—	—	(95)	—

Net acquisitions	$148	—	$481	—

Dispositions of real estate	—	—	$169	—
Mortgages assumed by purchasers	—	—	(83)	—

Net dispositions	—	—	$86	—

Cash taxes paid	—	$2	$4	$7

Cash interest paid (excluding dividends paid on capital securities)	$73	$76	$232	$222

(g) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.

47	Q3/2006 Iterim Report

(h) In the three and nine months ended September 30, 2006, the company recorded amortization of deferred financing costs of $2 million and $5 million, respectively (2005 — $1 million and $6 million) in depreciation and amortization expense.
(i) In the three and nine months ended September 30, 2006, the company recorded income from equity accounted investments of nil and $2 million, respectively (2005 — $1 million and $8 million).
NOTE 20: SUBSEQUENT EVENTS
(a) Trizec acquisition
On October 5, 2006, the company, together with its partner in this transaction, The Blackstone Group, completed the acquisition of all of the shares of Trizec Properties, Inc. (“Trizec”), a publicly-traded U.S. Office REIT. The company also completed the acquisition of Trizec Canada Inc. (“Trizec Canada”), a Canadian company that held, among other assets, an approximate 38% stake in Trizec. The gross consideration was $7.2 billion. The outstanding shares of common stock of Trizec not already owned by Trizec Canada were acquired at $29.0209 per share in cash. All of the outstanding subordinate voting shares and multiple voting shares of Trizec Canada were acquired at $30.9809 per share in cash. Brookfield Properties’ share of the transaction’s equity following initial syndication to institutional partners is expected to be approximately $850 million, after acquisition financing. The company expects to complete a subsequent round of equity syndication after which the company expects its equity to be approximately $400 million.
The portfolio, acquired in a U.S. Office Fund, consists of approximately 26 million square feet in New York, Washington, D.C., Los Angeles and Houston. These markets are consistent with Brookfield Properties’ strategy to invest in cities with strong financial services, government and energy sector tenants.

Brookfield Properties Corporation	48

NOTE 21: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business for the three months ended September 30:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	$199	$190	$115	$78	$105	$95	$419	$363
Expenses	83	75	49	33	68	71	200	179

	116	115	66	45	37	24	219	184
Other revenues	2	2	5	8	2	—	9	10

Net operating income from continuing operations	118	117	71	53	39	24	228	194
Interest expense	69	59	28	25	—	—	97	84
General and administrative	6	7	9	4	—	—	15	11
Non-controlling interests expense	—	—	7	4	—	—	7	4

Income before undernoted	43	51	27	20	39	24	109	95
Depreciation and amortization	29	28	21	13	1	—	51	41

Income before unallocated costs	14	23	6	7	38	24	58	54
Future income taxes							23	22

Net income from continuing operations							35	32
Discontinued operations	—	1	—	—	—	—	—	1

Net income							$35	$33

Acquisitions of real estate, net	$(138)	$—	$(10)	$—	$—	$—	$(148)	$—
Commercial property tenant improvements	(14)	(20)	(2)	(2)	—	—	(16)	(22)
Development and redevelopment	(2)	(8)	(28)	(4)	—	—	(30)	(12)
Capital expenditures	(1)	(1)	(4)	(5)	—	—	(5)	(6)

Total revenues earned in the United States and Canada for the third quarter of 2006 were $201 million and $227 million, respectively (2005 — $192 million and $181 million, respectively).

49	Q3/2006 Interim Report

The following summary presents segmented financial information for the company’s principal areas of business for the nine months ended September 30:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	$585	$572	$326	$226	$302	$231	$1,213	$1,029
Expenses	238	216	140	94	209	170	587	480

	347	356	186	132	93	61	626	549
Other revenues	12	5	12	23	6	3	30	31

Net operating income from continuing operations	359	361	198	155	99	64	656	580
Interest expense	194	174	84	70	—	—	278	244
General and administrative	21	19	23	14	—	—	44	33
Non-controlling interests expense	—	—	17	12	—	—	17	12

Income before undernoted	144	168	74	59	99	64	317	291
Depreciation and amortization	85	80	61	36	1	—	147	116

Income before unallocated costs	59	88	13	23	98	64	170	175
Future income taxes							86	61

Net income from continuing operations							84	114
Discontinued operations	18	3	12	—	—	—	30	3

Net income							$114	$117

Acquisitions of real estate, net	$(348)	$—	$(133)	$—	$—	$—	$(481)	$—
Dispositions of real estate, net	65	—	21	—	—	—	86	—
Commercial property tenant improvements	(47)	(95)	(7)	(8)	—	—	(54)	(103)
Development and redevelopment	(8)	(32)	(36)	(6)	—	—	(44)	(38)
Capital expenditures	(8)	(6)	(6)	(7)	—	—	(14)	(13)

Total revenues earned in the United States and Canada for the first three quarters of 2006 were $600 million and $643 million, respectively (2005 — $579 million and $481 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total
	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Assets
Properties	$5,183	$5,289	$2,661	$2,141	$—	$—	$7,844	$7,430
Development Properties	171	29	266	195	675	391	1,112	615
Receivables and other	553	407	250	375	211	173	1,014	955
Restricted cash and deposits	397	314	1	2	—	—	398	316
Marketable securities	—	—	—	58	—	—	—	58
Cash and cash equivalents	53	33	67	25	3	6	123	64
Assets held for sale	—	75	—	—	—	—	—	75

Total	$6,357	$6,147	$3,245	$2,796	$889	$570	$10,491	$9,513

The carrying amounts of properties located in the United States and Canada at September 30, 2006 were $5,676 million and $3,280 million, respectively (December 31, 2005 — $5,373 million and $2,672 million, respectively).

Q3/2006 Interim Report	50

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at Sept. 30, 2006	Symbol	Stock Exchange

Common Shares	231,424,947	BPO	New York / Toronto
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date

Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December

Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September

Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December

Class AAA Preferred Shares Series E, F, G, H, I, J and K	15th day of March, June, September and December	Last business day of March, June, September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2002	2003	2004	2005	2006

March 31	$0.07	$0.07(4)	$0.10	$0.11	$0.18
June 30	0.07	0.07	0.10	0.18	0.19
September 30	0.07	0.10	0.11	0.18	0.19
December 31	0.07	0.10	0.11	0.18	0.19

(3)	Adjusted to reflect the three-for-two stock split effective March 31, 2005

(4)	Excludes the distribution of Brookfield Homes Corporation

51	Q3/2006 Interim Report

Corporate Information
CORPORATE PROFILE
Brookfield Properties operates in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Brookfield Properties’ portfolio consists of 58 commercial properties totaling 47 million square feet and ten development properties totaling over eight million square feet in the financial, energy and government center cities of New York, Boston, Washington, D.C., Denver, Toronto, Calgary and Ottawa. Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO.

BROOKFIELD PROPERTIES CORPORATION
Three World Financial Center	BCE Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldproperties.com
SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY
By mail:	P.O. Box 7010 Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield Properties maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.
www.brookfieldproperties.com